82-3470

RECEIVED

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

05010470

3rd August, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sir,

Sub-Division of the Ordinary Shares of the Company and Issue of Bonus Shares

Further to our letter dated 29th July, 2005, we enclose three copies of the Circular dated 1st August, 2005, which is being sent to the Members of the Company.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Enclosed : as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

To all Members

SUB-DIVISION OF THE ORDINARY SHARES OF THE COMPANY AND ISSUE OF BONUS SHARES

We are pleased to advise that the Members of the Company, at the Ninety-Fourth Annual General Meeting held on 29th July, 2005, inter alia, approved :

(i) sub-division of Ordinary Shares of the face value of Rs. 10/- (Rupees Ten) each into 10 (Ten) Ordinary Shares of the face value of Re. 1/- (Rupee One) each; and

(ii) issue of Bonus Shares in the proportion of 1 (One) Bonus Share of Re. 1/- each for every 2 (Two) fully paid-up Ordinary Shares of Re. 1/- each.

Record Date

The Board of Directors of the Company, at its meeting held on 29th July, 2005, has fixed **Wednesday, 28th September, 2005** as the **Record Date** for the purpose of sub-division of the Ordinary Shares of the Company and also for determining Members who would be entitled to Bonus Shares.

Issue of Shares

a) In respect of Ordinary Shares of the Company held in certificate form

(i) The existing Ordinary Shares of Rs. 10/- each, as are held by Members in certificate form, shall be cancelled with effect from the Record Date on sub-division of such Shares and in lieu thereof Ordinary Shares of Re. 1/- each shall be issued in certificate form. On such sub-division, the share certificates in respect of Ordinary Shares of Rs. 10/- each shall also stand cancelled.

(ii) Bonus Shares in the proportion of 1 Bonus Share of Re. 1/- each for every 2 fully paid-up Ordinary Shares of Re. 1/- each shall be issued in certificate form.

In the event you opt to receive the sub-divided Ordinary Shares and the Bonus Shares in dematerialised form, please complete and return the enclosed Form of Request to **Mr. A. Bose, at the address provided below, so as to reach by the close of business on 28th September, 2005**. In case the Form of Request is not received by that date, both the sub-divided Ordinary Shares and the Bonus Shares shall be issued in certificate form.

ITC Limited

To all Members

SUB-DIVISION OF THE ORDINARY SHARES OF THE COMPANY AND ISSUE OF BONUS SHARES

We are pleased to advise that the Members of the Company, at the Ninety-Fourth Annual General Meeting held on 29th July, 2005, inter alia, approved :

(i) sub-division of Ordinary Shares of the face value of Rs. 10/- (Rupees Ten) each into 10 (Ten) Ordinary Shares of the face value of Re. 1/- (Rupee One) each; and

(ii) issue of Bonus Shares in the proportion of 1 (One) Bonus Share of Re. 1/- each for every 2 (Two) fully paid-up Ordinary Shares of Re. 1/- each.

Record Date

The Board of Directors of the Company, at its meeting held on 29th July, 2005, has fixed **Wednesday, 28th September, 2005** as the **Record Date** for the purpose of sub-division of the Ordinary Shares of the Company and also for determining Members who would be entitled to Bonus Shares.

Issue of Shares

a) **In respect of Ordinary Shares of the Company held in certificate form**

(i) The existing Ordinary Shares of Rs. 10/- each, as are held by Members in certificate form, shall be cancelled with effect from the Record Date on sub-division of such Shares and in lieu thereof Ordinary Shares of Re. 1/- each shall be issued in certificate form. On such sub-division, the share certificates in respect of Ordinary Shares of Rs. 10/- each shall also stand cancelled.

(ii) Bonus Shares in the proportion of 1 Bonus Share of Re. 1/- each for every 2 fully paid-up Ordinary Shares of Re. 1/- each shall be issued in certificate form.

In the event you opt to receive the sub-divided Ordinary Shares and the Bonus Shares in dematerialised form, please complete and return the enclosed Form of Request to **Mr. A. Bose, at the address provided below, so as to reach by the close of business on 28th September, 2005**. In case the Form of Request is not received by that date, both the sub-divided Ordinary Shares and the Bonus Shares shall be issued in certificate form.

ITC Limited

To all Members

SUB-DIVISION OF THE ORDINARY SHARES OF THE COMPANY
AND ISSUE OF BONUS SHARES

We are pleased to advise that the Members of the Company, at the Ninety-Fourth Annual General Meeting held on 29th July, 2005, inter alia, approved :

(i) sub-division of Ordinary Shares of the face value of Rs. 10/- (Rupees Ten) each into 10 (Ten) Ordinary Shares of the face value of Re. 1/- (Rupee One) each; and

(ii) issue of Bonus Shares in the proportion of 1 (One) Bonus Share of Re. 1/- each for every 2 (Two) fully paid-up Ordinary Shares of Re. 1/- each.

Record Date

The Board of Directors of the Company, at its meeting held on 29th July, 2005, has fixed **Wednesday, 28th September, 2005** as the **Record Date** for the purpose of sub-division of the Ordinary Shares of the Company and also for determining Members who would be entitled to Bonus Shares.

Issue of Shares

a) In respect of Ordinary Shares of the Company held in certificate form

(i) The existing Ordinary Shares of Rs. 10/- each, as are held by Members in certificate form, shall be cancelled with effect from the Record Date on sub-division of such Shares and in lieu thereof Ordinary Shares of Re. 1/- each shall be issued in certificate form. On such sub-division, the share certificates in respect of Ordinary Shares of Rs. 10/- each shall also stand cancelled.

(ii) Bonus Shares in the proportion of 1 Bonus Share of Re. 1/- each for every 2 fully paid-up Ordinary Shares of Re. 1/- each shall be issued in certificate form.

In the event you opt to receive the sub-divided Ordinary Shares and the Bonus Shares in dematerialised form, please complete and return the enclosed Form of Request to **Mr. A. Bose, at the address provided below, so as to reach by the close of business on 28th September, 2005**. In case the Form of Request is not received by that date, both the sub-divided Ordinary Shares and the Bonus Shares shall be issued in certificate form.

FORM OF REQUEST

(To be submitted by the close of business on 28th September, 2005)

From :

Name(s) of Member(s)
including joint holders, if any :

Registered Address :

Account No. :

To :

Investor Service Centre
ITC Limited
37 Jawaharlal Nehru Road
Kolkata 700 071

Attn : Mr. A. Bose

Dear Sirs,

Sub : Electronic credit of my / our entitlement(s) to the sub-divided Ordinary Shares and Bonus Shares of ITC Limited to my / our Beneficiary Account

I/We refer to your Circular dated 1st August, 2005. I/We am/are interested in availing electronic credit in respect of my / our entitlement(s) to the sub-divided Ordinary Shares and the Bonus Shares of the Company. The details of my / our Beneficiary Account are as follows :

NSDL / CDSL : DPID ____________________ Client ID____________________

I/We understand that if the aforesaid Shares cannot be credited to my / our Beneficiary Account for any reason whatsoever, the said Shares shall be issued by the Company in certificate form.

Yours faithfully,

(First / Sole holder)	**(Second holder)**	**(Third holder)**

NOTE :

1. This Form should reach the **Investor Service Centre (Attn : Mr. A Bose), ITC Limited, 37 Jawaharlal Nehru Road, Kolkata 700 071, by the close of business on 28th September, 2005,** failing which the sub-divided Ordinary Shares and the Bonus Shares of the Company shall be issued in certificate form.
2. ***This Form should be sent only by member(s) who have a Beneficiary Account.***
3. The signature(s) of the member(s) on this Form should match with their specimen signature(s) recorded with the Company.
4. In case of joint holding, this Form must be signed by all the joint holders.

(To be submitted by the close of business on 28th September, 2005)

From :

Name(s) of Member(s)
including joint holders, if any :

Registered Address :

Account No. :

To :

Investor Service Centre
ITC Limited
37 Jawaharlal Nehru Road
Kolkata 700 071

Attn : Mr. A. Bose

Dear Sirs,

Sub : Electronic credit of my / our entitlement(s) to the sub-divided Ordinary Shares and Bonus Shares of ITC Limited to my / our Beneficiary Account

I/We refer to your Circular dated 1st August, 2005. I/We am/are interested in availing electronic credit in respect of my / our entitlement(s) to the sub-divided Ordinary Shares and the Bonus Shares of the Company. The details of my / our Beneficiary Account are as follows :

NSDL / CDSL : DPID ______________________ Client ID______________________

I/We understand that if the aforesaid Shares cannot be credited to my / our Beneficiary Account for any reason whatsoever, the said Shares shall be issued by the Company in certificate form.

Yours faithfully,

____________________	____________________	____________________
(First / Sole holder)	**(Second holder)**	**(Third holder)**

NOTE :

1. This Form should reach the **Investor Service Centre (Attn : Mr. A Bose), ITC Limited, 37 Jawaharlal Nehru Road, Kolkata 700 071, by the close of business on 28th September, 2005,** failing which the sub-divided Ordinary Shares and the Bonus Shares of the Company shall be issued in certificate form.
2. **This Form should be sent only by member(s) who have a Beneficiary Account.**
3. The signature(s) of the member(s) on this Form should match with their specimen signature(s) recorded with the Company.
4. In case of joint holding, this Form must be signed by all the joint holders.

07/05

(To be submitted by the close of business on 28th September, 2005)

From :

Name(s) of Member(s)
including joint holders, if any :

Registered Address :

Account No. :

To :

Investor Service Centre
ITC Limited
37 Jawaharlal Nehru Road
Kolkata 700 071

Attn : Mr. A. Bose

Dear Sirs,

Sub : Electronic credit of my / our entitlement(s) to the sub-divided Ordinary Shares and Bonus Shares of ITC Limited to my / our Beneficiary Account

I/We refer to your Circular dated 1st August, 2005. I/We am/are interested in availing electronic credit in respect of my / our entitlement(s) to the sub-divided Ordinary Shares and the Bonus Shares of the Company. The details of my / our Beneficiary Account are as follows :

NSDL / CDSL : DPID ______________________ Client ID______________________

I/We understand that if the aforesaid Shares cannot be credited to my / our Beneficiary Account for any reason whatsoever, the said Shares shall be issued by the Company in certificate form.

Yours faithfully,

____________________	____________________	____________________
(First / Sole holder)	**(Second holder)**	**(Third holder)**

NOTE :

1. This Form should reach the **Investor Service Centre (Attn : Mr. A Bose), ITC Limited, 37 Jawaharlal Nehru Road, Kolkata 700 071, by the close of business on 28th September, 2005,** failing which the sub-divided Ordinary Shares and the Bonus Shares of the Company shall be issued in certificate form.
2. **This Form should be sent only by member(s) who have a Beneficiary Account.**
3. The signature(s) of the member(s) on this Form should match with their specimen signature(s) recorded with the Company.
4. In case of joint holding, this Form must be signed by all the joint holders.